Part II, Item 7(a):

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. The matching engine and associated gateways for LX run on standalone hardware (i.e., server) that is not shared with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform) or other trading system (such as order management and trade capture systems). The hardware for LX is housed in the same data center as other Barclays systems. Barclays maintains physical restrictions, policies and procedures designed to safeguard the confidential trading information of Subscribers. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of orders and trading interests currently in LX (as well as data or analytics related to such post-execution information) to be confidential subscriber information. The foregoing notwithstanding, Barclays does not consider post-execution information typically of the type made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential subscriber information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential subscriber information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays does not have any personnel solely responsible for LX. The shared personnel described in response to Part II, Item 6(a) are the only personnel who have access to Subscriber confidential trading information. Barclays prohibits those personnel from sharing any Subscriber confidential trading information with persons not authorized to receive such information by policy. Violations of such policies are punishable under Barclays Compliance breach process and/or by dismissal from the firm. Barclays does not provide Subscriber confidential trading information to Barclays' business units or to Barclays' clients in furtherance of Barclays' principal trading activities. THIRD PARTY VENDOR ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays may, as needed for diagnostic and analytical purposes, provide Subscriber confidential trading information to third party vendors who provide services to LX and are subject to contractual non-disclosure obligations. An example of this is a vendor who has developed software designed to report on latency within LX. SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. LX provides information to Barclays' order router and the order router component of Barclays' algorithms on a real time basis about Firm Orders (as described in Part III, Item 9(a)) posted to the LX order book. The order router and the order router component of Barclays' algorithms use~~s~~ the Firm Order information from LX solely to decide whether to route an order to LX. The information provided to the order router and the order router component of Barclays' algorithms contains aggregated buy and sell interest per symbol pegged to the current National Best Bid Offer ("NBBO"). LX does not provide any information to Barclays' order router or the order router component of Barclays' algorithms about Conditional Orders (as described in Part III, Item 9(a)). Barclays order router and Barclays' algorithms do~~es~~, however, receive enhanced information about Conditional Invitations. In addition to the price, side and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router and Barclays' algorithms are ~~is~~ informed of the size of the match ~~Conditional Order~~ (which is the smaller of the Conditional Order size and the potential contra side order size). LX does not provide client-specific information to the order router or the order router component of Barclays' algorithms. The order router and the order router component of Barclays' algorithms do~~es~~ not share any information they ~~it~~ receive~~s~~ from LX with any other

Barclays trading venue (such as BARX Book, Barclays' single dealer platform), trading system (such as order management and trade capture systems), desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router or the order router component of Barclays' algorithms). The order router and the order router component of Barclays' algorithms do~~es~~ not generate indications of interest based on information from LX. Subscribers can opt out of having their LX order information included in the aggregated information provided to the order router and the order router component of Barclays' algorithms by contacting their Equities sales coverage, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Additionally, the order and execution management systems (including Barclays' algorithms and order router) used by Barclays' Electronic Trading Department and Equities Sales and Trading personnel described in response to Part II, Item 6(a) can transmit Subscribers' confidential trading information to the extent orders handled by any such person are routed to the ATS. These systems communicate information to Sales and Trading personnel that identifies the Trading Centers to which their clients' orders were routed and/or executed, including LX. All Subscriber orders entering LX pass through the FIX interface. Barclays maintains multiple databases containing historical trading information, including information relating to transactions executed in LX. The Electronic Trading Department and Equities Sales may use this information to run queries and generate reports as described above. Legal, Compliance or other control functions may use this information to investigate historic trading activity or to respond to regulatory requests. Barclays employs various tools for real-time monitoring of LX. The Service Desk and RTB use these applications to research Subscriber's orders and executions and monitor the health of LX. SAFEGUARDING AND OVERSEEING SUBSCRIBER TRADING INFORMATION. Barclays restricts access to systems containing Subscriber confidential trading information by policies and procedures. These policies and procedures apply across all entities in the Barclays group. Access to LX, other relevant Barclays' systems and Subscriber trading information requires permissioned log-ons and/or physical access. Permissions are handled through Barclays' Request system or by way of separate supervisory and Compliance and/or Legal approval. Permissions logged in the Request system require supervisory and Compliance approval. In reviewing such access requests, a Supervisor considers factors including the person's current role and whether the person performs a function related to LX. A person's request will be denied if it is deemed unnecessary or inappropriate. Supervisors review all permissions logged in the Request system annually as part of Barclays' One Cert review process. Because of this certification process, permissions will be cut off if access is no longer required or appropriate. Additionally, Barclays automatically removes systems access as part of its Joiner/Mover/Leaver processes should a relevant person leave Barclays or change roles within the firm to a job function for which such access is unnecessary or inappropriate. SEPARATION. Barclays has information barriers to separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information. Barclays also relies on information barriers to separate personnel and systems with access to different types of Subscriber confidential trading information. The Electronic Trading Department is situated in a different area on the Equities Trading floor from Equities Sales and Trading. The BTB and RTB Technology teams that service LX are on a different floor from the Barclays Equities Division. QPS is on a different floor from the Electronic Trading Department and the BTB and RTB Technology teams that service LX. FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS. Barclays subjects all personnel to firm-wide policies restricting the use and disclosure of confidential information, including confidential information relating to information of Subscribers to LX. Additionally, Barclays' policies and procedures prohibit trading on material non-public information. Employees with access to Subscriber confidential trading information (as identified in Part II, Item 6) are provided additional training regarding the sensitivity of such

information and limitations on permitted use. PERSONAL TRADING RESTRICTIONS. All Barclays' personnel are subject to firm-wide policies that control the trading of a person's account. Personnel are required to disclose all personal trading accounts, managed accounts and private investments held by themselves and their Connected Persons (e.g., spouse, domestic partner, children, etc.). The policy also requires personnel and their Connected Persons to disclose and receive prior approval for personal investments to prevent conflicts of interest and/or the misuse of material non-public information and non-public information. Additionally, Barclays' policy empowers it to suspend, restrict or rescind the ability of any Barclays personnel to conduct personal investment activity for failure to comply with the policy. The policy also requires specific holding periods for certain types of securities held by personnel. A failure to comply with such policies may result in discipline, including but not limited to a Compliance breach. Barclays monitors compliance with such policy using reports that incorporate trading information received in connection with the approved accounts of Barclays personnel.

Part III, Item 9(a):

CONDITIONAL ORDERS. LX provides a process for negotiating trades based on conditional parameters, called the Conditional Order Negotiation. A Subscriber may initiate a Conditional Order Negotiation by submitting a Conditional Order. An order that is not a Conditional Order is referred to as a Firm Order. Subscribers may submit Conditional Orders to LX using a direct connection, Barclays' order router or Barclays' algorithms. Barclays' algorithms submit Conditional Orders directly to LX, bypassing Barclays' order router. Conditional Orders are not immediately executable but may match, following additional message interactions, against contra-side orders in LX. Conditional Orders will only interact with Firm Orders in LX marked as Conditional Eligible or with other Conditional Orders. Barclays' default client configuration provides for the use of Conditional Orders by both Barclays order router and algorithms. Barclays' default configurations also mark all Firm Orders sent by Barclays order router and algorithms to be marked Conditional Eligible. Clients may alter these settings by contacting their Equities Sales Coverage, adjusting their settings in Barclays SPECS system or by emailing the Barclays Service Desk at LXService@barclays.com. Such adjustments are usually effective within 24 hours. If a Subscriber that routes orders to LX via Barclays' algorithms and/or order router opts out of the Conditional Eligible Firm Order functionality, that Subscriber will not be able to use Conditional Orders. Conditional Orders describe the symbol, price, size, and side at which a Subscriber may be interested to trade. If and when there is a Conditional Eligible contra-side order in LX that could match against the Conditional Order, LX will send a message to the Conditional Order submitter indicating that a potential match has been found. This message is called a Conditional Invitation. The submitter of the Conditional Eligible Firm Order, however, will not receive any indication that its Firm Order is a potential match for a Conditional Order. Firm Orders in LX that are not Conditional Eligible will not trigger the sending of a Conditional Invitation. The Conditional Invitation describes the price, side and symbol of the potential match and includes a specific match ID. In addition to the above order characteristics, Barclays order router and Barclays' algorithms will receive information on the size of the match (which is the smaller of the Conditional Order size and the potential contra-side order size) ~~information~~. LX sends Conditional Invitations to the source of the relevant Conditional Order, whether direct connection, or Barclays' order router or algorithms. The dispatch of the Conditional Invitation also begins a "match timer" of 100ms, as further described below. The recipient of the Conditional Invitation may indicate its interest to match against the identified contra-side Conditional Eligible Firm Order by submitting a Firm-up Order. Subscribers must submit Firm-up Orders in compliance with Barclays' FIX specifications and Firm-up Orders must include all information included in a Firm Order plus the match ID that corresponds to the relevant Conditional Invitation. Firm-up Orders will match against the contra-side order identified

in the Conditional Invitation so long as that contra-side order remains in the order book as of the time the matching engine receives the Firm-up Order. Firm-up Orders received by the matching engine after the identified contra-side order has either executed against an intervening order or been canceled will not execute against the identified contra-side order. LX treats Firm-up Orders as any other Firm Orders sent to LX, including abiding by Effective Price/Tier/time priority, based upon the time the Firm-up Order is received. The treatment of Firm-up Orders that do not cross against the identified contra-side order depends on the time in force for that Firm-up Order and whether the Firm-up Order was received before or after the expiration of the "match timer". A Conditional Order submitter may mark a Firm-up Order with a time in force of either IOC or Day. If a Firm-up Order does not cross against the identified contra-side order, Firm-up Orders with a time in force of IOC received prior to the expiration of the match timer, will remain on the order book until the match timer expires. LX will immediately cancel back to the submitter any Firm-up Orders with a time in force of IOC received after the expiration of the match timer unless another order resting on the book can execute against the Firm-up Order. For example, assume two Conditional Orders potentially match. LX will send Conditional Invitations to both Conditional Order submitters. One Conditional Invitation recipient sends a Firm-up Order 20ms and the other sends a Firm-up Order 110ms after the Conditional Invitations were dispatched. If no other potential matching orders are present in LX, first Firm-up Order will remain on the order book until the expiry of the match timer and then will be cancelled back. The second Firm-up Order will cancel back immediately because it was received by LX after the expiry of the match timer. Firm-up Orders with a time in force of Day will be posted on the order book even if submitted after the expiry of the match timer. Note that the limitations described above relate to all Conditional Orders. These limitations are in addition to the effect of any Counter-Party Selection criteria described in Part III, Item 14. Information about Conditional Orders posted to the LX order book is not shared with Barclays' order router or the router component of Barclays' algorithms (as discussed in Part II, Item 7(a) and Part III, Item 15(b)). LX does not support odd-lot order quantities on Conditional Orders (as discussed in Part III, Item 8).

Part III, Item 15(b):

LX does not display its order book, or provide any information with respect to orders bound for LX, to Subscribers. LX does, however, share certain information about Subscriber trading interest for purposes of conducting Conditional Order Negotiations (as discussed in Part III, Item 9). Additionally, LX provides Posted Order information to Barclays' order router and the router component of Barclays' algorithms on a real-time basis; note that the information shared with the router component of Barclays' algorithms is only shared with that component for purposes of routing decisions and is not used by the algorithms for any non-routing purposes, including order generation. The information provided to the router and the router component of Barclays' algorithms contains aggregated Firm Order buy and sell interest per symbol pegged to the current NBBO. Barclays order router and Barclays' algorithms also receive~~s~~ enhanced information about Conditional Invitations. In addition to the price, side, and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router and Barclays' algorithms are ~~is~~ informed of the size of the match ~~Conditional Order~~ (which is the smaller of the Conditional Order size and the potential contra side order size). No client-specific information is provided to the order router or Barclays' algorithms. No information about posted Conditional Orders (as discussed in Part III, Item 9(a)) and no client-specific information is included in the information provided to the order router or the router component of Barclays' algorithms. The order router and the router component of Barclays' algorithms use~~s~~ the Posted Order information from LX solely to decide whether to route an order to LX. In addition, because Subscribers can direct orders to the ATS through the order router, the order router has information about these orders that are bound for LX. The

order router and the router component of Barclays' algorithms does not share any such information that it they receives from LX with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform), trading system (such as order management and trade capture systems), desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router or the router component of Barclays' algorithms). Subscribers can opt out of having their LX order information included in the aggregated information provided to the router and the router component of Barclays' algorithms. Subscribers cannot opt out of the order router and the router component of Barclays' algorithms having knowledge of orders bound for LX. This information is inherent in the operation of the system. The order router and the router component of Barclays' algorithms does not generate indications of interest based on information from LX. The order router and the router component of Barclays' algorithms does receive indications of interest from third-party venues. Please also see the information provided regarding disclosure of confidential trading information provided in Part II, Item 7.